Exhibit 99.5

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE BOARD OF DIRECTORS OF INFOSYS LIMITED IN THEIR MEETING HELD ON AUGUST 25, 2017

RECONSTITUTION OF THE BUYBACK COMMITTEE

The Board recalled that at its meeting held on August 19, 2017 a Buyback Committee was constituted comprising, Ravi Venkatesan, Co-Chairman, Dr. Vishal Sikka, Executive Vice-Chairman, U.B. Pravin Rao, Interim Chief Executive Officer and Managing Director, M. D. Ranganath, Chief Financial Officer, Jayesh Sanghrajka, Deputy Chief Financial Officer, Inderpreet Sawhney, General Counsel, and A. G. S. Manikantha, Company Secretary of the Company to do all acts, deeds and things as may be necessary to the implementation of the buyback.

The Board noted that Dr. Vishal Sikka has resigned from the services of the Company and the change in designation of Ravi Venkatesan. Accordingly, the Board took note of the revised composition of the Buyback Committee as follows-

•	Ravi Venkatesan, Independent Director,

•	U.B. Pravin Rao, Interim- Chief Executive Officer and Managing Director,

•	M. D. Ranganath, Chief Financial Officer,

•	Jayesh Sanghrajka, Deputy Chief Financial Officer,

•	Inderpreet Sawhney, General Counsel, and

•	A. G. S. Manikantha, Company Secretary

INFOSYS LIMITED

CIN: L85110KA1981PLC013115

44, Infosys Avenue

Electronics City, Hosur Road

Bangalore 560 100, India

T 91 80 2852 0261

F 91 80 2852 0362

investors@infosys.com

www.infosys.com